UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Altair Nanotechnologies Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

021373105
(CUSIP Number of Class of Securities)

Terry Copeland
Chief Executive Officer
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 895021
(775) 858-3750
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:
Bryan T. Allen
Matthew B. Tenney
Parr Brown Gee & Loveless, PC
185 South State Street, Suite 800
Salt Lake City, UT 84111
(801) 532-7840

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
N/A	N/A

*  Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

On November 15, 2010, Altair Nanotechnologies Inc. (“Altair” or the “Company”) filed a Definitive Proxy Statement (the “Definitive Proxy Statement”) for a special meeting of shareholders to be held on December 27, 2010, which contains a proposal submitted to the Company’s shareholders to approve a stock Proposed Stock Option Exchange Program for employees (the “Proposed Stock Option Exchange Program”).  The Proposed Stock Option Exchange Program, if approved by the shareholder of Altair and implemented in the discretion of the Board of Directors would be a tender offer with respect to the subject stock options.  Accordingly, Altair is filing the Definitive Proxy Statement as a preliminary tender offer communication.

The Proposed Stock Option Exchange Program described in this communication has not yet commenced. Altair will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Proposed Stock Option Exchange Program. Persons who are eligible to participate in the Proposed Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Proposed Stock Option Exchange Program.

In connection with the proposal to be voted on by Altair’ stockholders to approve the Proposed Stock Option Exchange Program discussed in this communication, Altair has filed a Definitive Proxy statement with the SEC and intends to file other relevant materials with the SEC. Altair stockholders are urged to read such materials before making any voting decision regarding the Proposed Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Proposed Stock Option Exchange Program.  Altair stockholders and option holders will be able to obtain the written materials described above and other documents filed by Altair with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12.  Exhibits

99.1	Definitive Proxy Statement for the Special Meeting of Shareholders (filed with the SEC on November 15, 2010 and incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Altair Nanotechnologies Inc.
By:	/s/ John Fallini
Name: John Fallini
Title: Chief Financial Officer

Dated: November 15, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Definitive Proxy Statement for the Special Meeting of Shareholders (filed with the SEC on November 15, 2010 and incorporated herein by reference)